November 16, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Office of Real Estate & Construction
Washington, D.C. 20549
Attention: Ruairi Regan

Re:	Colombier Acquisition Corp. II Registration Statement on Form S-1 Filed October 6, 2023, as amended File No. 333-274902

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Colombier Acquisition Corp. II that the effective date of the above- referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on November 20, 2023, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

BTIG, LLC
/s/ Paul Wood
Name: Paul Wood
Title: Managing Director, Co-Head of SPAC Investment Banking

cc:	Kirkland & Ellis LLP